Exhibit 21.1

Subsidiaries of Registrant

Subsidiary Name	Ownership Percentage
V-Clip Pharmaceuticals, Inc., a California corporation	100%
Carcinotek, Inc., a California corporation	100%
White Label Generics, Inc., a California corporation	49%
MetaCytolytics, Inc., a Delaware corporation	100%
VG Energy, Inc., a Delaware corporation	81.65%